[redacted]

06012685

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

RECEIVED
2006 APR 19 P 2:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

17.04.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

82-4270

MMC

Re: **OJSC ~~Mining and Metallurgical Comp~~any Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated April 12, 2006: MMC Norilsk Nickel announces production figures for 1st quarter 2006
2. Press release dated April 11, 2006: MMC Norilsk Nickel and holding company Interros to become largest shareholder of the US company Plug Power

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
APR 21 2006 E
THOMSON FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

4/19

NORILSK NICKEL

RECEIVED

2006 APR 19 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11.04.2006

MMC "Norilsk Nickel" and holding company "Interros" to become largest shareholder of the US company "Plug Power"

April 11, 2006 - Norilsk Nickel (GMKN_RU, NILSY_US, MNOD_LI, NNIA_GR), and Interros have arranged for the acquisition of 35% of the shares of a leading US designer of environmentally clean and reliable energy products, Plug Power (NASDAQ: PLUG).

The deal is being made through Smart Hydrogen, a 50-50% joint venture of Norilsk Nickel and Interros, formed to participate in the global hydrogen economy. Currently Smart Hydrogen holds 3.2% of the shares of Plug Power. Immediately following the closing of the deal, on a combined basis, the partners are expected to hold approximately 35 percent of Plug Power's outstanding common stock on an as-converted basis. Norilsk Nickel's Board of Directors will review the transaction in May 2006.The $241 million transaction is expected to be closed in June 2006.

"Norilsk Nickel has long been the principal and the only investor in Russian R&D in the area of hydrogen technology and fuel cells," said Mikhail Prokhorov, CEO of Norilsk Nickel and one of the largest shareholders of Interros. "We believe in the potential of the hydrogen energy industry and look forward to helping Plug Power continue with their revolutionary advancements in fuel cell technology."

"Involvement in this project creates a multiplier effect for Norilsk Nickel. First, it stimulates an increase in demand for palladium, which is used in hydrogen technology, as well as an increase in price for the metal in the long term. Second, we are moving into high value-added high-tech manufacturing, which will enable us to realize value in this segment of the market as well. Third, such installations will very soon start enjoying a robust demand in the Northern Territories, which will help strengthen the energy security of our company with its key production capacities located above the Arctic Circle," emphasized Mikhail Prokhorov.

In November 2003, Norilsk Nickel signed an agreement with the Russian Academy of Sciences regarding cooperation in the area of hydrogen technology R&D and fuel cells. As much as $120 million has been committed to be invested in this project over three years. Already, the early results have allowed Norilsk Nickel to start commercializing a number of key technologies and preparing to build hydrogen power plants based on fuel cells. In early 2005, Norilsk Nickel founded the National Innovation Company "New Energy Projects" to coordinate such efforts and manage their commercialization.

Through involvement in projects related to development of promising hydrogen technology and fuel cells, Norilsk Nickel expects to expand applications of palladium and platinum. In addition, Norilsk Nickel's key production facilities are located above the Arctic Circle and require reliable, efficient, environmentally clean power supply, which, in the long run, can be made available through the use of fuel cells.

NORILSK NICKEL

12.04.2006

MMC Norilsk Nickel announces production figures for 1st quarter 2006

Mining and Metallurgical Company (MMC) Norilsk Nickel announces preliminary consolidated production figures of its Polar Division and Kola MMC for the first quarter of 2006.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel, announced that MMC Norilsk Nickel fulfilled its first quarter production plan for nickel and copper, producing 60 thousand metric tons of nickel and 109 thousand metric tons of copper from January through March 2006. MMC Norilsk Nickel produced 775 thousand ounces (24.1 metric tons) of palladium and 184 thousand ounces (5.7 metric tons) of platinum during the first quarter of 2006. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those volumes that were produced at Stillwater Mining Company.

Mr. Morgan announced that expected production of nickel, copper, palladium and platinum for the full year remains unchanged, calling for an estimated 243 to 248 thousand metric tons of nickel, 422 to 427 thousand metric tons of copper, 2.90-2.95 million ounces (90-92 metric tons) of palladium and 690-700 thousand ounces (21-22 metric tons) of platinum.

Starting from the third quarter 2005 Norilsk Nickel has been releasing quarterly palladium and platinum production figures as well as nickel and copper production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.